April 9, 2007

Via Facsimile at 617.951.8736 and U.S. Mail

John R. Utzschneider, Esq.
J.Q. Newton Davis, Esq.
Bingham McCutchen LLP
150 Federal Street
Boston, Massachusetts 02110

Re: International Electronics, Inc.
          Schedule TO-T/A filed March 28, 2007
          Filed by Rokonet Industries, U.S.A., Inc. and Risco Ltd.
          SEC File No. 5-41233

Gentlemen:

          We have the following comments on your filing.

Schedule TO-T/A

Acceptance of Payment and Payment

1.   We have analyzed the response to prior comment number 2, and disagree with the
         conclusion. Revise the Schedule TO to identify as bidders any newly created wholly-
         owned subsidiaries to whom the right purchase shares may be transferred or assigned.
         These parties, to the extent they exist during the pendency of the offer or prior to the
         time of payment, may be properly defined as bidders as the offer is deemed to be made
         on their behalf. See Rule 14d-1(g)(2) of Regulation 14D.

Conditions to the Offer

2.   The revised language that has been included on page 17 still refers to a single
         Purchaser. Without slightly modifying the language to reflect the possibility of
         affirmative actions or omissions by Risco, or potentially any of its other wholly-owned
         subsidiaries, in addition to the "Purchaser," the concern expressed by prior comments
         1 and 4 would still exist. Please revise or advise.

3.   Given that only a court of competent jurisdiction can make a determination that will
         be final and binding upon the parties, it appears that determinations made by the
         bidders can never be "final and binding" upon security holders who tender. Please
         revise.

<u>Closing Comments</u>

Please respond to these comments by promptly amending the Schedule TO filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If you do not agree with a comment, tell us why in your response. Direct any questions regarding our comments to me at 202.551.3266.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers
and Acquisitions